BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Jefferies LLC

520 Madison Avenue

New York, New York 10022

November 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Donald Field

Re: Arhaus, Inc.

Registration Statement on Form S-1

File No. 333-260015

Acceleration Request

Requested Date: November 3, 2021

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-260015) (as amended, the “Registration Statement”) of Arhaus, Inc. (the “Company”), relating to the registration of the Company’s Class A common stock, par value $0.001 per share.

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on November 3, 2021, or at such later time as the Company or its outside counsel, Baker & Hostetler LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that between October 27, 2021 through the date hereof we have distributed approximately 650 copies of the Company’s preliminary prospectus dated October 27, 2021 to prospectus underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

JEFFERIES LLC

By:	/s/ Michael Bauer
Name:	Michael Bauer
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]